Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

`	July 1, 2008 through September 30, 2008	January 1, 2008 through September 30, 2008
	(unaudited)	(unaudited)
Net Income (Loss)	$(38,606)	$(69,120)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.01)	$(0.02)

	July 1, 2007 through September 30, 2007	January 1, 2007 through September 30, 2007
	(unaudited)	(unaudited)
Net Income (Loss)	$(158,032)	$(191,078)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.04)	$(0.05)

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